Sub-Item 77D: Policies with respect to security investments

Hartford Growth Opportunities HLS Fund

Wellington Management uses fundamental analysis to identify companies with accelerating operating momentum for purchase.

Hartford MidCap Growth HLS Fund

The fund defines mid-capitalization companies as companies within the range of companies in the Russell Midcap Growth Index.

Hartford SmallCap Growth HLS Fund

The fund may trade securities actively.

Hartford Investment Management seeks to achieve the fund’s goal of maximizing short- and long-term capital appreciation through investing primarily in small capitalization companies and using a bottom-up approach.

Hartford SmallCap Value HLS Fund

The fund may trade securities actively.

Hartford U.S. Government Securities HLS Fund

The fund tends to focus on maintaining a bond portfolio with a weighted average life of between five and fifteen years.